Bear Stearns ABS Series 2005-3
Aggregate Statement of Principal and Interest Distributions to Certificateholders for 2005

Class	Principal	Interest	Ending Principal Balance
A-1	29,435,337.61	2,038,117.44	135,983,662.39
A-2	17,153,812.70	829,496.26	55,146,187.30
A-3	0	339,761.11	24,100,000.00
M-1	0	373,975.33	26,134,000.00
M-2	0	255,730.98	14,750,000.00
M-3	0	60,924.65	3,367,000.00
M-4	0	59,727.57	3,046,000.00
M-5	0	73,667.80	3,367,000.00
M-6	0	63,143.83	2,886,000.00